EX-28.d.15

Fund: Global Opportunities Fund (the “Fund”)

Fund Inception Date: October 7, 2024

Effective Date of Exhibit: October 7, 2024

General Provisions

The Fund’s Advisory Fee will be accrued daily by the Fund’s Accountants on the books of the Fund.

Advisory Fee

As compensation for services rendered, the Fund will pay the Adviser an Advisory Fee accrued daily and payable monthly at the annual rate of 1.25% of the value of the Fund’s average daily net assets.

For purposes of calculating the Advisory Fee each month, the Fund’s average daily net assets shall be computed by adding the Fund’s total daily asset values less liabilities, for the month and dividing the resulting total by the number of days in the month. The Fund’s expenses and fees, including the Advisory Fee, will be accrued daily based on prior day net assets and taken into account in determining daily net asset value. For any period less than a full month, the Advisory Fee shall be prorated according to the proportion such period bears to a full month.